Exhibit 6.3

970 North Tustin Avenue, Suite 100, Anaheim, CA 92807

July 1st, 2024

First Step Beverage

SALES AND MARKETING AGREEMENT

This exclusive Sales and Marketing Agreement is made on July 1., 2024 (effective date) by and between Stellar Spirits and Wines, Inc., 970 No. Tustin Avenue, Suite 100, Anaheim CA, 92807 (“Supplier”) and First Step Beverage, 26641 Cabot Rd., Laguna Hills CA 92653 (“Agent”).

WHEREAS, Supplier desires to sell certain brands / products listed in exhibit A (exhibit to include Tequila Comisario Blanco, Reposado, Anejo, Extra Anejo, and any line extensions including Ready to Drink Cocktails to this Agreement, including any and all future brands / products / or line extensions (“The Products”)) in the Territory as hereinafter defined, and

WHEREAS, Agent has contacts and expertise within the spirits and wine industry and desires to utilize such contacts and expertise to promote the sale of the Product(s) in the Territory. NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1.	APPOINTMENT AS AGENT

Supplier hereby appoints Agent the exclusive right to act as representative for the Product(s) in the territory.

2.	TERRITORY

The territory shall be defined as the United States of America.

Supplier has the final authority to select and appoint distributors.

3.	PERFORMANCE

Agent will fully cooperate with and act as Supplier’s agent in efforts to achieve its business objectives with regards to the Product(s). Agent will utilize its relationships and expertise at the consumer, customer, and distributor level to achieve projected case and account distribution levels

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Agent will manage distributor interaction to include education, programming, key account coordination, trade shows, team meetings and any other needed function. Agent will manage a US sales force to represent the Product(s). Agent will also coordinate and advise Supplier on production planning and innovation. In addition to sales functions, Agent will utilize its marketing expertise and advise Supplier on activities to drive consumer and customer activity and brand awareness. Agent will work with current vendors to manage and update asset inventory, POS materials, images and marketing functions and advise Supplier.

Agent will likewise propose additional brands to be added to portfolio, with Supplier having final approval rights.

4.	REPORTING

Agent will provide reports as requested by Supplier, typically on a twice monthly basis for general sales tracking, and any and all requested special reports.

Supplier will secure access to VIP reporting platform for such purposes.

Additionally, Agent will secure direct reports for distributors as needed to properly track all sales performance.

5.	COMPENSATION

Supplier will provide initial compensation in the form of a “base stipend” to be agreed upon in advance in terms of the specific sales personnel and amount of stipend.

This compensation is to be reviewed on a quarterly basis and adjusted accordingly based on other earnings from commissions and incentives.

Expenses – Budget to be developed jointly between Supplier and Agent for appropriate personnel, managed by Agent, and reported to Supplier on a monthly basis.

Additionally, Supplier will develop a “Bonus” program to agent, based on agent reaching certain sales results versus stated annual goals (see addendum), to be updated on an annual basis. Such Bonus to be used for incentivizing sales force and management as appropriate within Agent’s company.

6.	LEGAL COMPLIANCE

Agent and Supplier shall cooperate fully to obtain any necessary licenses or other state and federal approvals.

7.	TERM AND TERMINATION

The term of this agreement shall commence on the effective date and continue in full force and effect for a period of 12c months.

Either party may terminate this agreement with a 30-day notice to the other party.

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8.	NON-COMPETE AND CIRCUMVENTION.

During the term of this agreement and each subsequent year period thereafter, Supplier and Agent will not hire personnel from each other, unless agreed to by prior Senior Management review of both Agent and Supplier. If at any time Supplier wishes to enlist additional Sales and/or Marketing support within the Territory, Supplier will consult with Agent and discuss roles and responsibilities to ensure smooth business flow and operation.

9.	LEGAL CONSTRUCTION

In the event any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, that invalidity. Illegality, or unenforceability shall not affect any other provisions. This Agreement shall be construed as if the invalid, illegal, or unenforceable provision had never been contained in it.

10.	GOVERNING LAW

This Agreement shall be governed by the laws of the State of California, with any dispute to be determined by the Federal District Court of So. California, without giving effect to principles of conflicts of law.

11.	INSURANCE

Supplier certifies that they will maintain general liability insurance (including product liability insurance) providing coverage of at least $2,000,000 on an occurrence basis and in the aggregate. Supplier will provide proof of insurance upon request.

12.	BINDING ON SUCCESSORS

This agreement shall be binding upon and will inure to the benefit of the parties’ assignees and successors in interest. As used herein, “successors in interest” is defined as any person or entity that succeeds to the business, a majority of the equity, or substantially all of the assets of either Supplier or Agent, as well as any of the trademarks, trade names, or labels of the products.

13.	FINAL AGREEMENT

This Agreement represents the entire agreement with respect to the subject matter hereof and terminates and supersedes All prior understandings or agreements with respect to such matters.

This Agreement may be amended only in writing signed by both parties.

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ADDENDUMS TO FOLLOW:

1. Brands

2. Sales Objectives for 2024

3. Bonus program

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

STELLAR SPIRITS AND WINES, INC.

By:	Date:

Name:	Date:

FIRST STEP BEVERAGE

By:	Date:

Name:	Date:

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ADDENDUM “A”

BRANDS:

Tequila Comisario

Blanco

Reposado

Anejo

Extra Anejo

Testimonio Mezcal

Yamazakura Whisky

Fu Sake

Yamazakura Junmai Sake

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ADDENMDUM “B”

SALES GOALS

2024

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ADDENDUM “C”

BONUS PROGRAM

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